Exhibit 99.1

October 15, 2015

Press release

Turquoise Hill announces third quarter 2015 production

VANCOUVER, CANADA – Turquoise Hill Resources today announced the third quarter 2015 production for Oyu Tolgoi.

Jeff Tygesen, Turquoise Hill Chief Executive Officer, said, “Third quarter mine production at Oyu Tolgoi was at record levels while concentrate produced and contained copper were on par with the previous quarter even considering the planned concentrator shutdown in July. Gold production decreased in the third quarter as a result of lower grades but is expected to increase in the fourth quarter.”

During Q3’15, mined production increased 8.5% over Q2’15 due to shorter hauling routes and ongoing productivity initiatives. Copper in concentrates for Q3’15 increased 1.3% due to higher head grades. Gold in concentrates for the quarter decreased 48.5% over Q2’15 due to slower than anticipated access to gold-rich ore. Increased copper and gold production is expected in Q4’15 as higher-grade ore is accessed in the open pit.

Turquoise Hill continues to expect Oyu Tolgoi to produce 175,000 to 195,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates in 2015. The Company expects copper production to be at the top of the range while gold production is expected to be in the middle of the range.

Following the filing of revised schedules for the 2015 Oyu Tolgoi Feasibility Study with the Mongolian Minerals Council in August, pre-start activities are underway in parallel with an update to the capital estimate, which is expected to be completed in Q1’16. Pre-start activities include ramp-up of the owners and EPCM team, re-estimate activities, detailed engineering and early procurement for equipment and materials required for necessary critical works that are key enablers for recommencement of underground lateral development mining activity. The Company continues to expect signing of project financing by the end of 2015 and the decision for underground construction in early Q2’16.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015	3Q 2015	9 months 2014	9 months 2015	Full Year 2014
Open pit material mined (‘000 tonnes)	21,621	16,861	19,493	18,944	21,999	22,094	23,969	57,975	68,063	76,919
Ore treated (‘000 tonnes)	5,560	7,778	7,029	7,505	7,512	9,025	8,632	20,367	25,168	27,872
Average mill head grades:
Copper (%)	0.52	0.53	0.59	0.74	0.52	0.69	0.75	0.55	0.66	0.60
Gold (g/t)	0.49	0.60	0.80	1.46	0.48	1.09	0.56	0.64	0.73	0.86
Silver (g/t)	1.52	1.57	1.64	1.65	1.16	1.46	1.90	1.58	1.52	1.60
Concentrates produced (‘000 tonnes)	102.9	140.0	134.1	186.7	130.9	215.5	210.3	377.0	556.7	563.6
Average concentrate grade (% Cu)	24.6	25.8	27.3	26.9	25.7	25.6	26.6	26.0	26.0	26.3
Production of metals in concentrates:
Copper (‘000 tonnes)	25.3	36.2	36.6	50.3	33.6	55.3	56.0	98.2	144.9	148.4
Gold (‘000 ounces)	66	113	132	278	86	238	123	311	446	589
Silver (‘000 ounces)	163	229	216	286	184	297	388	608	869	893
Concentrate sold (‘000 tonnes)	48.2	202.5	220.3	262.7	167.7	189.8	226.0	471.0	583.5	733.7
Sales of metals in concentrates:
Copper (‘000 tonnes)	13.1	51.6	53.6	67.6	42.1	46.3	58.2	118.3	146.5	185.8
Gold (‘000 ounces)	28	126	144	263	200	177	200	298	577	561
Silver (‘000 ounces)	78	309	323	383	219	250	334	710	798	1,093
Metal recovery (%)
Copper	87.9	87.6	89.3	90.7	86.8	88.6	86.4	88.4	87.3	89.1
Gold	75.5	74.8	74.8	78.6	71.6	75.6	76.4	75.0	74.4	76.6
Silver	59.3	58.6	58.6	71.6	65.4	70.6	73.0	58.8	69.6	62.3

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office: +1 604 648 3934

Email:   tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurances that such statements or information will prove accurate. Such statements and information contained herein represent the Company’s best judgment as of the date hereof based on information currently available. The Company does not assume any obligation to update any forward-looking statements or information or to conform these forward-looking statements or information to actual results, except as required by law.

Important factors that could cause actual results to differ from these forward-looking statements and information are included in the “Risk Factors” section of the Annual Information Form dated as of March 20, 2015 in respect of the year ended December 31, 2014.

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